

July 28, 2015

Via E-Mail
Robert L. Steer
Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, Kansas 66202

      Re: Seaboard Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2014
         Filed February 26, 2015
         File No. 001-03390

Dear Mr. Steer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 13 – 2014 Annual Report

Notes to Consolidated Financial Statements, page 32

1.   We note that receivables make up a significant portion of your total assets and that the majority of these receivables are from foreign entities, making them inherently more risky than domestic receivables. Please tell us what consideration you gave to presenting an aging of accounts receivable or disclosing the amount of past due balances to provide more insight into the collectability of these assets.

<u>Note 4-Investments in and Advances to Affiliates and Notes Receivable from Affiliates, page 37</u>

2.   We note your disclosure relating to the continued operating losses of, and other challenges faced by, the bakery business in DRC and the write-off of your remaining equity investment in this business. We further note that you discontinued recognizing further interest income on the note receivable from this business. Please tell us how you came to the conclusion that no allowance for losses was necessary as it relates to the $34.6 million note receivable.

3.   We note your disclosure that the flour production business in Brazil incurred significant operating losses in 2014. We also note your disclosure on page 14 and 19 of your Form 10-Q of April 4, 2015 that significant operating losses continued in the first quarter of 2015 and you anticipate continuing losses from this affiliate for the remainder of 2015. Please tell us how you came to the conclusion that your equity investment in and the note receivable from this business were not impaired.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant